UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Portland Brewing Company Voting Trust
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            1,677,252.75
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Harmer Mill & Logging Supply Co.  EIN 93-0401358
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       765,162
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  CO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Black Lake Investments  EIN 93-1036865
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       73,335
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  PN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Limited Partnership  EIN 93-1133339
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       43,848.75
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  PN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         The MacTarnahan Family Trust
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       462,831
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Malcolm MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            1,677,252.75
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Scott MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       114,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Ruth A. MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Jean R. MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       600
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Sara M. Whitworth
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       108,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Andrea J. MacTarnahan
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       108,492
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,677,252.75
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   33.2%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

Item 1. Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 1. Identity and Background

         (a) - (f)

         This statement is being filed on behalf of a group consisting of the following eleven reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

         1) MacTarnahan Portland Brewing Company Voting Trust. The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan is the trustee of the Voting Trust and Robert Scott MacTarnahan is a successor trustee of the Voting Trust.

         2) Harmer Mill & Logging Supply Co. Harmer Mill & Logging Supply Co. ("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Ruth A. MacTarnahan is a director of Harmer. Sara M. Whitworth is a director of Harmer. Andrea J. MacTarnahan is a director and employee of Harmer.

         3) Black Lake Investments. Black Lake Investments ("Black Lake") is a general partnership formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of Black Lake is to invest in the Common Stock of the Company. Robert Malcolm MacTarnahan and Robert Scott MacTarnahan are the general partners of Black Lake.

         4) MacTarnahan Limited Partnership. MacTarnahan Limited Partnership is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the MacTarnahan Limited Partnership is investing. The general partner is Harmer and the limited partners are Robert Malcolm MacTarnahan and Ruth A. MacTarnahan.

         5) The MacTarnahan Family Trust. The MacTarnahan Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the trust is to hold and manage investments for its beneficiaries. The trustees for the MacTarnahan Family Trust are Robert M. MacTarnahan and Ruth A. MacTarnahan.

         6) Robert Malcolm MacTarnahan. Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Malcolm MacTarnahan is a director of the Company, is a director and President of Harmer, is a co-trustee of The MacTarnahan Family Trust and is the trustee of the Voting Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

         7) Robert Scott MacTarnahan. Robert Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Scott MacTarnahan is a director of the Company, is a director and Vice President of Harmer, and is a successor trustee of the Voting Trust. Robert Scott MacTarnahan is a citizen of the United States of America.

         8) Ruth A. MacTarnahan. Ruth A. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Ruth A. MacTarnahan is a director of Harmer, a co-trustee of The MacTarnahan Family Trust, and is a citizen of the United States of America.

         9) Jean R. MacTarnahan. Jean R. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Jean R. MacTarnahan is a citizen of the United States of America.

         10) Sara M. Whitworth. Sara M. Whitworth's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Sara M. Whitworth is a director of Harmer and is a citizen of the United States of America.

         11) Andrea J. MacTarnahan. Andrea J. MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Andrea J. MacTarnahan is a director and employee of Harmer and is a citizen of the United States of America.

         No Reporting Person or other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         This statement relates to the acquisition of Common Stock by the Voting Trust. The persons described in Item 2 - other than the Voting Trust - contributed all of their Common Stock to the Voting Trust in exchange for voting trust certificates. No other consideration was exchanged.

         Because of the formation of the Voting Trust, the persons described in
Item 2 are a "group" (the "Group") within the meaning of Rule 13d-5.

Item 4. Purpose of the Transaction

         The Common Stock to which this statement relates was acquired for the purpose of granting all of the voting rights relating to the Common Stock owned by the Group to the trustee of the Voting Trust. Any additional Common Stock acquired by any person described in Item 2 - other than the Voting Trust - will be transferred to the Voting Trust.

         The Voting Trust intends to enter into a voting agreement with Charles
A. Adams and his affiliates and relatives under which Charles A. Adams and his affiliates and relatives will vote all of their shares of Common Stock in the same manner as the Voting Trust. The Voting Trust intends to gain control of the Company through the voting arrangement with Charles A. Adams and his affiliates and relatives.

         Except as described above, there are no other current plans or proposals which would relate to or result in any transaction described in items
(a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer

         (a) Pursuant to Rule 13d-5(b)(1), the Group and each member of the Group is deemed to be the beneficial owner of 1,677,252.75 shares of Common Stock, 55,848.75 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 33.2% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power dispose of 1,677,252.75 shares of Common Stock.

         See Items 7-10 on each of the cover pages to this Schedule 13D for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) The persons described in Item 2 - other than the Voting Trust - contributed a total of 1,621,404 shares of Common Stock and options and warrants to acquire 55,848.75 shares of Common Stock to the Voting Trust in exchange for voting trust certificates. No other consideration was exchanged. The transaction was effective as of May 31, 2001 and was closed in Portland, Oregon.

         (d)  Not applicable.
         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The persons described in Item 2 entered into the MacTarnahan Portland Brewing Company Voting Trust Agreement effective May 31, 2001 ("Trust Agreement"). Each beneficiary of the Voting Trust was required to contribute all of their respective shares of Common Stock to the Voting Trust in exchange for voting trust certificates. The beneficiaries of the Voting Trust retain all pecuniary interests in the Common Stock held by the Voting Trust but have no voting rights. The Trust Agreement provides that the trustee - currently Robert Malcolm MacTarnahan - will vote all shares of Common Stock in the Voting Trust in the trustee's sole discretion. The beneficiaries of the Voting Trust may transfer their voting trust certificates. The Trust Agreement expires on May 31, 2011 unless earlier terminated in accordance with its terms.

         The Voting Trust intends to enter into a voting agreement with Charles
A. Adams and his affiliates and relatives under which Charles A. Adams and his affiliates and relatives will vote all of their shares of Common Stock in the same manner as the Voting Trust.

Item 7. Material to Be Filed as Exhibits

         1) MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001.

         2) Joint Filing Agreement dated June 5, 2001.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ROBERT M. MACTARNAHAN             Black Lake Investments
-----------------------------------  /s/ROBERT M. MACTARNAHAN
Robert M. MacTarnahan                ----------------------------------
                                     By:  Robert M. MacTarnahan
                                     Its:  Partner

/s/R. SCOTT MACTARNAHAN              Black Lake Investments
-----------------------------------  /s/R. SCOTT MACTARNAHAN
R. Scott MacTarnahan                 ----------------------------------
                                     By:  R. Scott MacTarnahan
                                     Its:  Partner
/s/JEAN R. MACTARNAHAN
-----------------------------------  MacTarnahan Limited Partnership
Jean R. MacTarnahan
                                     By:  Harmer Mill & Logging Supply Co.,
/s/ANDREA J. MACTARNAHAN                  General Partner
-----------------------------------  /s/ROBERT M. MACTARNAHAN
Andrea J. MacTarnahan                ----------------------------------
                                     Robert M. MacTarnahan, President

/S/SARA M. WHITWORTH                 MacTarnahan Portland Brewing Company
-----------------------------------  Voting Trust
Sara M. Whitworth                    /s/ROBERT M. MACTARNAHAN
                                     ----------------------------------
                                     By:  Robert M. MacTarnahan
                                     Its:  Trustee

                                     The MacTarnahan Family Trust
                                     /s/ROBERT M. MACTARNAHAN
                                     ----------------------------------
                                     By:  Robert M. MacTarnahan
                                     Its:  Co-Trustee

Harmer Mill & Logging Supply Co.     The MacTarnahan Family Trust
/s/ROBERT M. MACTARNAHAN             /s/RUTH A. MACTARNAHAN
----------------------------------   ----------------------------------
By:  Robert M. MacTarnahan           By:  Ruth A. MacTarnahan
Its:  President                      Its:  Co-Trustee

Exhibit 1
MacTarnahan Portland Brewing Company Voting Trust Agreement dated  May 31, 2001.


                      MacTARNAHAN PORTLAND BREWING COMPANY

                             VOTING TRUST AGREEMENT



This MacTarnahan Portland Brewing Company Voting Trust Agreement ("Agreement") is among each of the shareholders of Portland Brewing Company, an Oregon corporation (the "Company"), set forth on Schedule 1 (collectively, the "Shareholders"), and Robert M. MacTarnahan, as trustee.

                                     RECITAL

     Each Shareholder desires to transfer the shares, options, and other rights to acquire shares of the Company owned by the Shareholder to a voting trust.

                                    AGREEMENT

Section 1.        DEFINITIONS

1.1      "Shares" means:

         (a) the shares, options, and other rights to acquire shares of the Company set forth on Schedule 1;


         (b) any shares, options, and other rights to acquire shares of the Company that are owned by a Shareholder or that may be issued, granted, or transferred to a Shareholder after the date of this Agreement; and

         (c) any shares, options and other rights to acquire shares of the Company that may be issued, granted, or transferred after the date of this Agreement with respect to the shares, options, and other rights specified in Section 1.1(a) and Section 1.1(b), including but not limited to shares, options, and rights issued, granted, or transferred in connection with any reorganization, recapitalization, consolidation, merger, or share dividend.

1.2 "Successor Trustee" means R. Scott MacTarnahan, or any successor trustee that assumes the powers of or is appointed successor trustee in accordance with the terms of this Agreement.

1.3 "Trust" means the voting trust created by this Agreement, which is named the MacTarnahan Portland Brewing Company Voting Trust.

1.4 "Trustee" means Robert M. MacTarnahan, or any successor trustee that assumes the powers of or is appointed trustee in accordance with the terms of this Agreement.

1 - VOTING TRUST AGREEMENT

Section 2.        TRANSFER OF SHARES

2.1      Delivery.

         (a) Contemporaneously with the signing and delivery of this Agreement, the Shareholders are delivering to the Trustee the share certificates and other documents and agreements evidencing the Shares, together with stock powers and assignments endorsed to the Trustee.

         (b) Promptly following any issuance, grant, or transfer of any Shares to a Shareholder after the date of this Agreement, the Shareholder will deliver to the Trustee the share certificates and other documents and agreements evidencing the Shares, together with stock powers and assignments endorsed to the Trustee.

2.2 Share Certificates. The Trustee will surrender all share certificates evidencing the Shares to the Company or to the Company's stock transfer agent, as appropriate, and obtain new share certificates evidencing the Shares in the name of "Robert M. MacTarnahan, Trustee of the MacTarnahan Portland Brewing Company Voting Trust."

Section 3.        VOTING TRUST CERTIFICATES

3.1 Voting Trust Certificate. Contemporaneously with the signing and delivery of this Agreement - and promptly after any subsequent transfer or issuance of Shares to the Trustee - the Trustee will sign and deliver to each Shareholder a form of voting trust certificate substantially similar to the form attached as Exhibit A.

3.2 Owner's Right to Transfer. An owner of a voting trust certificate may transfer the voting trust certificate, subject to applicable securities laws and any agreement signed by the owner that may otherwise restrict transfer. A transferee of a voting trust certificate will hold the voting trust certificate subject to the terms of this Agreement unless the Trustee agrees in writing that this Agreement will terminate with respect to the transferee, in which case Section 7.2 will govern the termination of this Agreement with respect to the transferee.

3.3 Trustee's Obligation to Register Transfer. If a voting trust certificate in registered form is presented to the Trustee with a request to register transfer, the Trustee will register the transfer as requested if:

         (a) under the terms of the voting trust certificate the person seeking registration of transfer is eligible to have the voting trust certificate registered in its name;

         (b) the endorsement is made by the appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

2 - VOTING TRUST AGREEMENT

         (c) reasonable assurance as described in ORS 78.4020 is given that the endorsement is genuine and authorized;

         (d) any applicable law relating to the collection of taxes has been complied with;

         (e) the transfer does not violate any restriction on transfer that is noted conspicuously on the voting trust certificate;

         (f) a demand that the Trustee not register transfer has not become effective under ORS 78.4030, or the Trustee has complied with ORS 78.4030(2) but no legal process or indemnity bond has been obtained as provided in ORS 78.4030(4); and

         (g)   the transfer is in fact rightful or is to a protected purchaser.

3.4           Replacement of Lost, Destroyed, or Wrongfully Taken Certificate.
              If an owner of a voting trust certificate, whether in registered or bearer form, claims that the certificate has been lost, destroyed, or wrongfully taken, the Trustee will issue a new voting trust certificate if the owner:

         (a) so requests before the Trustee has notice that the certificate has been acquired by a protected purchaser;

         (b)   files with the Trustee a sufficient indemnity bond; and

         (c)   satisfies other reasonable requirements imposed by the Trustee.

Section 4.        TRUSTEES

4.1      Trustees.  The Trust will have one trustee and one successor trustee.

4.2      Replacements.

         (a) If the Trustee resigns, dies, or becomes incompetent, the Successor Trustee will assume all powers of the Trustee and will promptly appoint a new Successor Trustee.

         (b) If the Successor Trustee resigns, dies, or becomes incompetent, the Trustee will promptly appoint a new Successor Trustee.

         (c) If each of the Trustee and the Successor Trustee resigns, dies, or becomes incompetent and the Trust does not have a Trustee or a Successor Trustee, the registered holders of the voting trust certificates will appoint a Trustee and a Successor Trustee. For purposes of appointing a Trustee and a Successor Trustee only:

               (1) the registered holder of a voting trust certificate is entitled to the same voting rights as the owner of the Shares underlying the voting trust certificate;

3 - VOTING TRUST AGREEMENT

               (2) the meeting and quorum requirements of the Oregon Business
                  Corporation Act will apply to the registered holders of the voting trust certificates; and

               (3) the Trustee and the Successor Trustee will be appointed by a plurality of the votes cast by the registered holders of the voting trust certificates entitled to vote on the matter at a meeting at which a quorum is present.

4.3      Resignation.

         (a) The Trustee may resign at any time by delivering notice to the registered holders of the voting trust certificates, the Successor Trustee, and the Company.

         (b) The Successor Trustee may resign at any time by delivering notice to the registered holders of the voting trust certificates, the Trustee, and the Company.

         (c) A resignation is effective when the notice is delivered to all required persons, unless the notice specifies a later effective date.

         (d) Once delivered to each required person, a notice of resignation is irrevocable.

4.4 Death. If the Trustee or the Successor Trustee dies, the Trustee's or the Successor Trustee's personal representative will notify the registered holders of the voting trust certificates, the Trustee or the Successor Trustee, as the case may be, and the Company.

4.5 Incompetency. If the Trustee or the Successor Trustee is adjudicated to be incompetent by a court of competent jurisdiction, the Trustee's or Successor Trustee's guardian, conservator, or other legal representative will notify the registered holders of the voting trust certificates, the Trustee or the Successor Trustee, as the case may be, and the Company.

4.6 No Compensation or Reimbursement of Expenses. The Trustee and the Successor Trustee will serve without compensation and will not be reimbursed for expenses incurred in connection with the Trustee's or the Successor Trustee's service as a trustee or successor trustee under this Agreement.

Section 5.        RIGHTS AND OBLIGATIONS OF TRUSTEE

5.1 Validity of Trust. The Trustee will perform all acts necessary for the Trust to be and remain valid under all applicable laws, including but not limited to ORS 60.254.

5.2 Voting. The Trustee will have the right to exercise all voting rights and powers with respect to the Shares, consistent with this Agreement, the Company's articles of incorporation and bylaws, the Oregon Business Corporation Act, and any other applicable law. The Trustee will not be required to vote in any manner recommended or advised by any or all of the registered holders of the voting trust certificates.

4 - VOTING TRUST AGREEMENT

5.3 Standard of Conduct. The Trustee will exercise all voting rights and powers with respect to the Shares in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Trustee reasonably believes to be in the best interests of the Company.

5.4 No Transfer. The Trustee may not sell, exchange, gift, encumber, or otherwise transfer any Shares unless the sale, exchange, gift, encumbrance, or transfer is expressly permitted by this Agreement.

5.5 Options and Other Rights. The Trustee may exercise an option or other right to acquire shares of the Company if the holder of the registered certificate evidencing the option or other right notifies the Trustee of the holder's desire to do so and delivers to the Trustee all of the money, documents, and other materials necessary to exercise the option or the right. The Trustee will comply with any reasonable instructions provided to the Trustee by the holder.

Section 6.        RELEASE AND INDEMNIFICATION

     Each Shareholder releases and will defend and indemnify the Trustee and the Successor Trustee from and against any and all claims, actions, proceedings, damages, liabilities and expenses of every kind, including but not limited to reasonable attorney's fees, whether known or unknown, resulting from or arising out of the Trustee's or the Successor Trustee's service as a trustee or successor trustee under this Agreement, but only to the extent the claims, actions, proceedings, damages, liabilities and expenses do not result from or arise out of the Trustee's or the Successor Trustee's gross negligence or willful misconduct.

Section 7.        TERMINATION

7.1 Termination. The Trust will terminate upon the earliest to occur of the following:

         (a)   May 31, 2011;

         (b) the written agreement of all registered holders of the voting trust certificates, when delivered to the Trustee;

         (c) if the Company voluntarily dissolves or ceases to exist, or any final and nonappealable judgment or order is entered against the Company ordering its dissolution; and

         (d) a proceeding with respect to the Company is commenced under any applicable bankruptcy, insolvency, reorganization, receivership, readjustment-of-debt, or similar law, or an order for the appointment of a receiver, liquidator, trustee, custodian, or other officer having similar powers over the Company is entered.

5 - VOTING TRUST AGREEMENT

7.2      Share Certificates.  Upon the termination of the Trust:

         (a) the Trustee will notify the registered holders of the voting trust certificates, the Successor Trustee, and the Company;

         (b) the Trustee will surrender the share certificates evidencing the Shares in the name of "Robert M. MacTarnahan, Trustee of the MacTarnahan Portland Brewing Company Voting Trust" to the Company or to the Company's stock transfer agent, as appropriate, and for each registered holder of a voting trust certificate, obtain a new share certificate evidencing the number and class of Shares evidenced by the voting trust certificate in the name of the registered holder of the voting trust certificate;

         (c) the registered holders of the voting trust certificates will surrender the voting trust certificates to the Trustee, together with assignments endorsed to the Trustee; and

         (d) upon the surrender of the voting trust certificates to the Trustee, the Trustee will deliver the new share certificates to the registered holders of the voting trust certificates.

Section 8.        DISTRIBUTIONS

8.1 Distributions. Except as otherwise provided in Section 8.3, a registered holder of a voting trust certificate is entitled to the distributions that would otherwise be made to the owner of the Shares underlying the voting trust certificate.

8.2      Cash, Securities, and Assets In Kind.

         (a) If the Company distributes to the Trustee any cash, securities, or other property with respect to the Shares, the Trustee will promptly distribute the property to the persons entitled to receive the distribution under Section 8.1.

         (b) If the Company notifies the Trustee that the Company intends to distribute to the Trustee any cash, securities, or other property with respect to the Shares that the Trustee would have to distribute under Section 8.2(a), the Trustee may instruct the Company in writing to distribute the cash, securities, and other property directly to the persons entitled to receive the distribution under Section 8.1.

8.3 Shares of the Company. If the Company distributes to the Trustee any shares, options, or other rights to acquire shares of the Company with respect to the Shares, the Trustee will treat the shares, options, and other rights to acquire shares of the Company as "Shares" under this Agreement.

6 - VOTING TRUST AGREEMENT

Section 9.        GENERAL

9.1 No Assignment. No party may assign or delegate any of the party's rights or obligations under this Agreement to any person without the prior written consent of the other parties, which the other parties may withhold in their sole discretion. An assignment includes but is not limited to a transfer or encumbrance - or series of related transfers or encumbrances - of 50% or more of the shares or other ownership interests of a party, regardless of whether the transfer or encumbrance occurs voluntarily or involuntarily, by operation of law, or because of any act or occurrence.

9.2 Binding Effect. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

9.3 Amendment. This Agreement may be amended only by a written agreement signed by all of the parties, except that the Trustee may amend
         Schedule 1 without the consent of the Shareholders to account for any changes in the information set forth on Schedule 1 resulting from matters that occur in accordance with the Oregon Business Corporation Act and this Agreement.

9.4 Notices. All notices or other communications required or permitted by this Agreement:

         (a)   must be in writing;

         (b)   must be delivered to the parties at the addresses set forth on
               Schedule 1, or any other address that a party may designate by notice to the other parties; and

         (c)   are considered delivered:

               (1) upon actual receipt if delivered personally or by fax,
                  e-mail, or an overnight delivery service; and

               (2) at the end of the third business day after the date of deposit in the United States mail, postage pre-paid, certified, return receipt requested.

9.5 Waiver. No waiver will be binding on a party unless it is in writing and signed by the party making the waiver. A party's waiver of a breach of a provision of this Agreement will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

9.6 Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

9.7 Further Assurances. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

7 - VOTING TRUST AGREEMENT

9.8 No Third-Party Beneficiaries. The parties do not intend to confer any right or remedy on any third party.

9.9 Termination. The termination of this Agreement, regardless of how it occurs, will not relieve a party of obligations that have accrued before the termination.

9.10 Survival. All provisions of this Agreement that would reasonably be expected to survive the termination of this Agreement will do so.

9.11 Attachments. Any exhibits, schedules, or other attachments referenced in this agreement are part of this Agreement.

9.12 Remedies. The parties will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

9.13 Governing Law. This Agreement is governed by the laws of the State of Oregon, without giving effect to any conflict-of-law principle of any jurisdiction.

9.14 Venue. Any action or proceeding arising out of this Agreement will be litigated in courts located in Multnomah County, Oregon. Each party consents and submits to the jurisdiction of any local, state, or federal court located in Multnomah County, Oregon.

9.15 Attorney's Fees. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees, costs, and expenses incurred at arbitration, at trial, on appeal, and on petition for review, as determined by the arbitrator or court.

9.16 Entire Agreement. This Agreement contains the entire understanding of the parties regarding the subject matter of this Agreement and supersedes all prior and contemporaneous negotiations and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement.

9.17 Signatures. This Agreement may be signed in counterparts. A fax transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted signature page by delivering an original signature page to the requesting party.

8 - VOTING TRUST AGREEMENT

9.18 Attorneys. The parties understand that the law firm of Schwabe, Williamson & Wyatt, P.C. has served as legal counsel to Robert M. MacTarnahan, in his capacity as Trustee of the MacTarnahan Portland Brewing Company Voting Trust, in the negotiation of the terms of this Agreement, and does not represent any other party in connection with this Agreement. Each of the other parties to this Agreement acknowledges that the party has consulted with the party's own legal counsel or has knowingly waived the party's right to do so.

         Dated effective:  May 31, 2001



                                    Trustee:

                                    /s/ROBERT M. MACTARNAHAN
                                    -----------------------------------
                                    Robert M. MacTarnahan


                                    Successor Trustee:

                                    /s/R. SCOTT MACTARNAHAN
                                    -----------------------------------
                                    R. Scott MacTarnahan


                                    Shareholders:


                                    /s/R. SCOTT MACTARNAHAN
                                    -----------------------------------
                                    R. Scott MacTarnahan

                                    /s/JEAN R. MACTARNAHAN
                                    -----------------------------------
                                    Jean R. MacTarnahan

                                    /s/ANDREA J. MACTARNAHAN
                                    -----------------------------------
                                    Andrea J. MacTarnahan




9 - VOTING TRUST AGREEMENT

                                    /s/SARA M. WHITWORTH
                                    -----------------------------------
                                    Sara M. Whitworth

                                    Harmer Mill & Logging Supply Co.

                                    /s/ROBERT M. MACTARNAHAN
                                    ----------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its:  President


                                    The MacTarnahan Family Trust

                                    /s/ROBERT M. MACTARNAHAN
                                    ----------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its:  Co-Trustee


                                    The MacTarnahan Family Trust

                                    /s/RUTH A. MACTARNAHAN
                                    ----------------------------------
                                    By:  Ruth A. MacTarnahan
                                    Its:  Co-Trustee


                                    Black Lake Investments

                                    /s/ROBERT M. MACTARNAHAN
                                    ----------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its:  Partner


                                    Black Lake Investments

                                    /s/R. SCOTT MACTARNAHAN
                                    ----------------------------------
                                    By:  R. Scott MacTarnahan
                                    Its:  Partner




10 - VOTING TRUST AGREEMENT

                                    MacTarnahan Limited Partnership

                                    By:  Harmer Mill & Logging Supply Co.,
                                         General Partner

                                    /s/ROBERT M. MACTARNAHAN
                                    ----------------------------------
                                    Robert M. MacTarnahan, President
































11 - VOTING TRUST AGREEMENT

                                   SCHEDULE 1

                                  Shareholders


Shares:

---------------------------------- ---------------------- --------------------- ------------------------------

               Shareholder            Class of Shares      Number of Shares         Share Certificate
                                                                                        Number(s)
---------------------------------- ---------------------- --------------------- ------------------------------
Harmer Mill & Logging Supply Co.           Common                765,162        PBC 12681, 175, 179, PB 7985
---------------------------------- ---------------------- --------------------- ------------------------------

Harmer Mill & Logging Supply Co.    Series A Preferred           2,885                        2
---------------------------------- ---------------------- --------------------- ------------------------------

R. Scott MacTarnahan                      Common                108,492              PBC 12765, PBC 12802
---------------------------------- ---------------------- --------------------- ------------------------------

Jean R. MacTarnahan                       Common                  600                   418, PB 6253
---------------------------------- ---------------------- --------------------- ------------------------------

Andrea J. MacTarnahan                     Common                108,492             PBC 12766, PBC 12803
---------------------------------- ---------------------- --------------------- ------------------------------

Sara M. Whitworth                         Common                108,492           1015, PB 7755, PBC 12767,
                                                                                          PBC 12804
---------------------------------- ---------------------- --------------------- ------------------------------

The MacTarnahan Family Trust              Common                456,831           PBC 12768, PBC 12805, PB
                                                                                          1985, 170
---------------------------------- ---------------------- --------------------- ------------------------------

Black Lake Investments                    Common                 73,335              1035, 171, PB 7984
---------------------------------- ---------------------- --------------------- ------------------------------


1 - SCHEDULE 1

Options/Warrants:

---------------------------------- ---------------------- --------------------- ------------------------------

              Option Holder            Class / Type        Number of Shares         Option Agreement
---------------------------------- ---------------------- --------------------- ------------------------------

The MacTarnahan Family Trust          Common (option)             6,000           Notice of Grant of Stock
                                                                                        Option No. 1
                                                                                    Dated August 26, 1994
---------------------------------- ---------------------- --------------------- ------------------------------

R. Scott MacTarnahan                  Common (option)            6,000            Notice of Grant of Stock
                                                                                        Option No. 2
                                                                                    Dated August 26, 1994
---------------------------------- ---------------------- --------------------- ------------------------------

MacTarnahan Limited Partnership      Common (warrant)          43,848.75                   Warrant
                                                                                    Dated March 25, 1996
---------------------------------- ---------------------- --------------------- ------------------------------

Addresses:

Trustee                                 Shareholder:

Robert M. MacTarnahan                   Andrea J. MacTarnahan
11416 SW Lynnridge                      ______________________________
Portland, OR 97225                      ______________________________
                                        ______________________________
Fax:  _________________________         Fax:  _________________________
E-mail:  _______________________        E-mail:  _______________________
Attn:  _________________________        Attn:  _________________________

Successor Trustee and Shareholder:      Shareholder:

R. Scott MacTarnahan                    Sara M. Whitworth
11416 SW Lynnridge                      ______________________________
Portland, OR 97225                      ______________________________
                                        ______________________________
Fax:  _________________________         Fax:  _________________________
E-mail:  ________________________       E-mail:  ________________________
Attn:  _________________________        Attn:  _________________________

Shareholder:                            Shareholder:

Jean R. MacTarnahan                     The MacTarnahan Family Trust
11416 SW Lynnridge                      11416 SW Lynnridge
Portland, OR 97225                      Portland, OR 97225

Fax:  _________________________         Fax:  _________________________
E-mail:  ________________________       E-mail:  ________________________
Attn:  _________________________        Attn:  _________________________


2 - SCHEDULE 1

Shareholder:                            Shareholder:

MacTarnahan Limited Partnership         Black Lake Investments
11416 SW Lynnridge                      11416 SW Lynnridge
Portland, OR 97225                      Portland, OR 97225

Fax:  _________________________         Fax:  _________________________
E-mail:  ________________________       E-mail:  ________________________
Attn:  _________________________        Attn:  _________________________

Shareholder:

Harmer Mill & Logging Supply Co.
11416 SW Lynnridge
Portland, OR 97225

Fax:  _________________________
E-mail:  ________________________
Attn:  _________________________




























3 - SCHEDULE 1

                                    EXHIBIT A

                MacTARNAHAN PORTLAND BREWING COMPANY VOTING TRUST

                            VOTING TRUST CERTIFICTATE


No. _______

         This certifies that ___________________ ("Holder") is entitled to all the benefits arising from the deposit of ________ shares of ___________ Stock of Portland Brewing Company, an Oregon corporation, (the "Company"), with __________________, Trustee of the MacTarnahan Portland Brewing Company Trust pursuant to the MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (the "Voting Trust Agreement") by and among each of the shareholders of the Company set forth on Schedule 1 of the Voting Trust Agreement, and Robert M. MacTarnahan, as trustee.

This Voting Trust Certificate is issued pursuant to, and Holder holds this Voting Trust Certificate subject to, the terms and conditions of the Voting Trust Agreement. A copy of the Voting Trust Agreement is on file at the Company's principal office or registered office.

Holder may not transfer this Voting Trust Certificate unless the transfer is expressly permitted by the Voting Trust Agreement.



                             MacTarnahan Portland Brewing Company Voting Trust



                             --------------------------------------
                             By:
                             Its:  Trustee


         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR ANY STATE OR FOREIGN SECURITIES LAWS. NO OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THESE SHARES MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE ACT AND APPLICABLE STATE OR FOREIGN SECURITIES LAWS OR PURSUANT TO AN OPINION OF COUNSEL, IN FORM AND FROM COUNSEL ACCEPTABLE TO THE CORPORATION, THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION IS PURSUANT TO EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER FEDERAL AND STATE SECURITIES LAWS.



1 - EXHIBIT A

Exhibit 2
Joint Filing Agreement dated June 5, 2001.


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Portland Brewing Company, an Oregon corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

DATED EFFECTIVE:  June 5, 2001

/s/ROBERT M. MACTARNAHAN                 Black Lake Investments
-----------------------------------      /s/ROBERT M. MACTARNAHAN
Robert M. MacTarnahan                    ----------------------------------
                                         By:  Robert M. MacTarnahan
                                         Its:  Partner

/s/R. SCOTT MACTARNAHAN                  Black Lake Investments
-----------------------------------      /s/R. SCOTT MACTARNAHAN
R. Scott MacTarnahan                     ----------------------------------
                                         By:  R. Scott MacTarnahan
                                         Its:  Partner
/s/JEAN R. MACTARNAHAN
-----------------------------------      MacTarnahan Limited Partnership
Jean R. MacTarnahan
                                         By:  Harmer Mill & Logging Supply Co.,
/s/ANDREA J. MACTARNAHAN                      General Partner
-----------------------------------      /s/ROBERT M. MACTARNAHAN
Andrea J. MacTarnahan                    ----------------------------------
                                         Robert M. MacTarnahan, President

                                         MacTarnahan Portland Brewing Company
/s/SARA M. WHITWORTH                     Voting Trust
-----------------------------------      /s/ROBERT M. MACTARNAHAN
Sara M. Whitworth                        ----------------------------------
                                         By:  Robert M. MacTarnahan
                                         Its:  Trustee

                                         The MacTarnahan Family Trust
                                         /s/ROBERT M. MACTARNAHAN
                                         ----------------------------------
                                         By:  Robert M. MacTarnahan
                                         Its:  Co-Trustee

Harmer Mill & Logging Supply Co.         The MacTarnahan Family Trust
/s/ROBERT M. MACTARNAHAN                 /s/RUTH A. MACTARNAHAN
----------------------------------       ----------------------------------
By:  Robert M. MacTarnahan               By:  Ruth A. MacTarnahan
Its:  President                          Its:  Co-Trustee